SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2010

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from                               to

Commission file Number 0-27782

The Dime Savings Bank of Williamsburgh 401(k) Plan
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY  11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULE:
Schedule H, Line 4i - Schedule of Assets (Held At End Of Year) as of December 31, 2010	12

SIGNATURES	13

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Employee Benefits Committee
   of Dime Community Bancshares, Inc.
Brooklyn, New York

We have audited the accompanying statements of net assets available for benefits of The Dime Savings Bank of Williamsburgh 401(k) Plan as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

                                                                           /s/ Crowe Horwath LLP
                  Crowe Horwath LLP

New York, New York
June 27, 2011

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009
	2010	2009
PARTICIPANT DIRECTED INVESTMENTS, AT FAIR VALUE:
Mutual Funds:
Fixed Income:
PIMCO Total Return Administrative Fund	$3,703,430	$3,630,382
Equity:
Alger Mid Cap Growth Retirement Portfolio Fund	790,983	490,885
American Beacon Large Cap Value Fund	1,279,335	1,058,451
Artio International Equity II Fund	1,401,153	963,194
Janus Adviser Large Cap Growth Fund	442,716	197,360
Neuberger Berman Genesis Fund Trust	2,867,834	2,083,390
SSgA S&P 500 Index Fund	2,170,514	1,590,016
Total mutual funds	$12,655,965	10,013,678
Collective Investment Funds:
Sunrise Retirement Diversified Equity Fund	42,617	1,461
Sunrise Retirement Diversified Equity With Income Fund	80,718	1,547
Sunrise Retirement Balanced Equity Fund	191,247	100,821
Sunrise Retirement Balanced Fund	370,986	177,724
Sunrise Retirement Diversified Income Fund	241,646	137,566
Sunrise Retirement Income Fund	4,825	2,978
Sunrise Retirement Capital Preservation Fund	27,620	10,729
Total collective investment funds	959,659	432,826
Stable Value Funds:
Wells Fargo Stable Value Class C Fund	1,044,213	-
SEI Stable Asset Fund (which includes guaranteed insurance contracts or synthetic guaranteed insurance contracts totaling $7,670,502 at December 31, 2010 and $9,268,998 at December 31, 2009)	8,840,248	9,318,320
Total Stable Value Funds	9,884,461	9,318,320
Employer Stock Fund:
Dime Community Bancshares, Inc. Common Stock Fund (which includes an investment in liquid money market funds of $335,339 at December 31, 2010 and $231,455 at December 31, 2009)	7,941,477	6,565,314
TOTAL INVESTMENTS AT FAIR VALUE	31,441,562	26,330,138
EMPLOYER CONTRIBUTIONS RECEIVABLE	588,933	557,871
NOTES RECEIVABLE FROM PARTICIPANTS	619,507	502,176
TOTAL ASSETS	$32,650,002	$27,390,185
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS	121,421	452,415
NET ASSETS AVAILABLE FOR BENEFITS	$32,771,423	$27,842,600
See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

2010
INVESTMENT INCOME:
Net appreciation in fair value of investments:
Fixed income mutual funds	$22,099
Equity mutual funds	1,121,090
Collective investment funds	116,586
Employer stock fund	1,503,099
Total net appreciation in fair value of investments	2,762,874
Interest and dividend income	724,957
TOTAL INVESTMENT INCOME:	3,487,831

ADDITIONS:
Participant contributions	1,237,100
Rollover contributions	63,995
Employer contributions	588,933
Interest on participant loans	27,377
TOTAL ADDITIONS	1,917,405

DEDUCTIONS:
Benefits paid to participants	442,973
Administrative expenses	33,440
TOTAL DEDUCTIONS	476,413

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,928,823

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	27,842,600

End of year	$32,771,423

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.  DESCRIPTION OF PLAN

The following is a brief description of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”).  This description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

a.
General – The Plan is a defined contribution plan covering all eligible employees. The Employee Benefits Committee, comprised of members of both the Board of Directors and management of the Dime Savings Bank of Williamsburgh (the "Bank" or "Plan Sponsor"), oversees the operation and administration of the Plan.   It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA").

b.
Eligibility and Participation – Participation in the Plan is voluntary.  An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee.  An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

c.
Contributions – Employee contributions of up to 25% of compensation, as defined in the Plan document, are permitted.  There are currently no direct contributions to the Plan required to be made by Dime Community Bancshares, Inc. (the “Company”), the parent company of the Bank, or the Bank.

The annual employer contribution is made in the first quarter of each year based upon the total compensation through December 31st of the previous year.  During the year ended December 31, 2010, contributions from the Company or Bank were voluntary.  In March 2011, a contribution of $588,933 was made reflecting benefits for the year ended December 31, 2010.

d.
Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contributions, the Company or Bank's contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

e.
Vesting – All participants are 100% vested in the value of the annual employer contribution to the Plan and any investment income that these funds may earn.  Participant contributions and earnings thereon are nonforfeitable.

f.
Investment Options – Participants direct the investment of both their existing individual account balances and their contribution amounts into various options offered by the Plan.  As of December 31, 2010, there were seventeen investment options available in the Plan, which included one fixed income mutual fund, six equity mutual funds, seven collective investment funds, one employer stock fund and two stable value funds.

All investment options are participant directed.  As of February 2009, Pentegra Asset Management ("Pentegra" or "Trustee") acts as trustee for the Plan.

Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.

g.
Notes Receivable from Participants – Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Participants are permitted, subject to current Internal Revenue Service ("IRS") statutes and regulations, to borrow up to 50% of their vested account balance up to a maximum of $50,000.  Prior to June 11, 1998, participants were permitted no more than one outstanding note at any time.  The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding notes at any time.  Interest charged is fixed for the entire term of the note and is based upon the prime rate as published in the Wall Street Journal on the date the note is requested, increased by 1% and rounded to the nearest 1/4 of 1%.  The maximum term of a note utilized for the purchase of a principal residence may not exceed ten years and notes associated with funds utilized for any other reason may not exceed five years.  At the time of origination, the notes are funded through a reduction of benefit balances existing in the recipients’ participant accounts.  Repayments of the notes receivable are made by automatic payroll deductions and are fully applied back into the recipients’ participant benefit accounts.

                    The following is a reconciliation of activity for notes receivable from participants:

At or for theYear Ended December 31, 2010
Balance at the beginning of the period	$502,176
Loans originated	356,222
Loan principal repayments*	(227,669)
Distributions	(11,222)
Balance at the end of the period	$619,507

* Total repayments were $255,046 including $27,377 of interest during the year ended December 31, 2010.

h.
Payment of Benefits – On termination of services due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested balance in his or her account, or annual installments over a ten-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments limited to a ten-year period.

i.	Plan Termination – Although the Company or Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA.

            2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are as follows:

a.
Basis of Accounting – The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b.
Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from those estimates.

c.
Risks and Uncertainties – The Plan provides for various investment options.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility.  Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair values to changes in the valuation assumptions, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

d.
Investment Valuation and Income Recognition – The Plan's investments are stated at fair value.  All fixed income and equity mutual funds investments of the Plan are publicly registered and traded on national securities exchanges, and are therefore carried at fair value based on their quoted market prices at the end of the year.  The Plan's collective investment funds, other than stable value funds, are carried at fair value based on the Plan’s proportionate share of units of beneficial interest in the respective funds and the net asset values of the funds.  The assets underlying the collective investment funds are fully comprised of various registered mutual funds that are publicly traded.  The collective investment funds, other than stable value funds, allow for daily redemptions at net asset value, with no advance notice requirement.

The SEI Stable Asset Fund and Wells Fargo Stable Value C Fund (the “Funds”) shown in the statements of net assets available for plan benefits are carried at fair value.  The fair values of participation units in the Funds are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive investment contracts, as reported in the audited financial statements of the Funds. The Funds primarily invest in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products with similar characteristics, with the objective of providing stability of investment return, preservation of capital and liquidity to pay Plan benefits.  The Funds provide for daily redemptions by the Plan participants. Full liquidation of the Funds require a twelve-month advance notification.  There are no other redemption restrictions, provisions or advance notification requirements. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the funds, plus earnings, less participant withdrawals.  Since a significant portion of the investments of the Funds are fully benefit responsive, in accordance with accounting rules discussed in Note 2(e) below, an adjustment is made on the statements of net assets available for plan benefits to present the contract value of these fund assets.

The common stock held in the Employer Stock Fund, which is publicly traded, is carried at fair value based upon its quoted market price at the end of the year.  The liquid money market fund investment held in the Employer Stock Fund, while not actively traded on a national exchange, is valued based upon its quoted redemption prices and recent transaction prices of $1.00 per share (level 2 inputs), with no discounts for credit quality or liquidity restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Purchases and sales are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.  Realized gains and losses from securities transactions are recorded on the average cost basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.
Valuation and Presentation of The Stable Value Funds  – While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interest in fully benefit responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit responsive investment contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in such contracts through its investment in stable value funds.

f.
Administrative Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustee to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers’ commissions, registration charges, or administrative expenses of the Trustee, shall be paid from the Plan or from such investment account to which such expenses directly relate.  The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

g.
Recently Adopted Accounting Standards - In September 2010, the Financial Accounting Standards Board amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans.  The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest.  This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $502,176 on the statement of net assets available for benefits as of December 31, 2009.  Adoption had no effect on the Plan’s net assets available for benefits.

            3.  FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification ("ASC") 820-10-65, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at the dates indicated.

	At December 31, 2010
	Fair Value Measurements Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Domestic Fixed Income Mutual fund (1)	$3,703,430	-	$-
Domestic Small & Mid Capitalization Equity Mutual Funds (1)	3,658,817	-	-
Domestic Large Capitalization Equity Mutual Funds (1)	1,722,051	-	-
S&P 500 Equity Index Mutual Fund (1)	2,170,514	-	-
Equity Mutual Fund with Domestic and International Holdings (1)	1,401,152	-
SEI Stable Asset Fund (2)	-	8,840,248	-
Wells Fargo Stable Value Class C Fund (2)	-	1,044,213	-
Collective Investment Fund with Domestic and International Equity Mutual Fund Holdings (1)	-	42,617	-
Collective Investment Funds with Domestic Equity and Fixed Income Mutual Fund Holdings (1)	-	32,445	-
Collective Investment Funds with Domestic and International Equity and Domestic Fixed Income Mutual Fund Holdings (1)	-	884,597	-
Employer Stock Fund (1)	7,941,477	-	-

	At December 31, 2009
	Fair Value Measurements Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Domestic Fixed Income Mutual fund (1)	$3,630,382	-	$-
Domestic Small & Mid Capitalization Equity Mutual Funds (1)	2,574,275	-	-
Domestic Large Capitalization Equity Mutual Funds (1)	1,255,811	-	-
S&P 500 Equity Index Mutual Fund (1)	1,590,016	-	-
Equity Mutual Fund with Domestic and International Holdings (1)	963,194	-	-
SEI Stable Asset Fund (2)	-	9,318,320	-
Collective Investment Fund with Domestic and International Equity Mutual Fund Holdings (1)	-	1,461	-
Collective Investment Funds with Domestic Equity and Fixed Income Mutual Fund Holdings (1)	-	13,707	-
Collective Investment Funds with Domestic and International Equity and Domestic Fixed Income Mutual Fund Holdings (1)	-	417,658	-
Employer Stock Fund (1)	6,565,314	-	-

 (1)   Please refer to footnotes 2(d) for a discussion of the valuation methods utilized for these investments.
 (2)   Please refer to footnotes 2(d) and  2(e) for a discussion of the valuation methods utilized for these investments.

            4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain administrative functions are performed by officers and employees of the Company or the Bank.  No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

At December 31, 2010 and 2009, the Plan held 521,325 and 539,972 shares, respectively, of common stock of the Company.  Dividend income received on these shares of common stock totaled $294,245 during the year ended December 31, 2010.

Notes receivable from participants also reflect party-in-interest transactions.

            5.  INVESTMENTS

            The Plan’s investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table.  All investments are participant directed.

	Fair Value at December 31,
	2010	2009
PIMCO Total Return Administrative Fund	$3,703,430	$3,630,382
Neuberger Berman Genesis Fund Trust	2,867,834	2,083,390
SSgA S&P 500 Index Fund	2,170,514	1,590,016
SEI Stable Asset Fund *	8,840,248	9,318,320
Dime Community Bancshares, Inc. Common Stock Fund	7,941,477	6,565,314
* The contract value of the SEI Stable Asset Fund was $8,984,162 and $9,770,735 at December 31, 2010 and 2009, respectively.

            During the year ended December 31, 2010, the Plan's individual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated  in value as follows:

PIMCO Total Return Administrative Fund	$22,099
Alger Mid Cap Growth Retirement Portfolio Fund	124,667
American Beacon Large Cap Value Fund	132,473
Artio International Equity II Fund	89,437
Janus Adviser Large Cap Growth Fund	41,833
Neuberger Berman Genesis Fund Trust	498,149
SSgA S&P 500 Index Fund	234,533
Sunrise Retirement Diversified Equity Fund	7,688
Sunrise Retirement Diversified Equity With Income Fund	13,054
Sunrise Retirement Balanced Equity Fund	21,543
Sunrise Retirement Balanced Fund	37,692
Sunrise Retirement Diversified Income Fund	22,583
Sunrise Retirement Income Fund	334
Sunrise Retirement Capital Preservation Fund	13,690
Dime Community Bancshares, Inc. Common Stock Fund	1,503,099
$2,762,874
            6.  FEDERAL INCOME TAX STATUS

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is intended to be exempt from taxation under Section 501(a) of the Code.  The Plan received a favorable IRS determination letter dated August 27, 2002.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and that they continue to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2010	2009
Net assets available for benefits per the financial statements	$32,771,423	$27,842,600
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(121,421)	(452,415)
Net Assets Per Form 5500	$32,650,002	$27,390,185

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

For the Year Ended December 31, 2010
Increase in net assets available for benefits per the financial statements	$4,928,823
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	330,994
Net Income per Form 5500	$5,259,817

*******

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010
Name of plan sponsor:                                           The Dime Savings Bank of Williamsburg
Employer identification number:                        11-0685750
Three-digit plan number:                                     002

(a)	(b)	(c)	(d)	(e)
Party In Interest	Identity of Issue	Description of Investments	Cost	Current Value
	REGISTERED MUTUAL FUNDS:
	PIMCO	Total Return Administrative Fund	**	$3,703,430
	Alger	Mid Cap Growth Retirement Portfolio Fund	**	790,983
	American Beacon	Large Cap Value Fund	**	1,279,335
	Artio Global Investors	International Equity II Fund	**	1,401,153
	Janus Advisers	Large Cap Growth Fund	**	442,716
	Neuberger Berman	Genesis Fund Trust	**	2,867,834
	State Street Global Advisors	S&P 500 Index Fund		2,170,514
	Total Registered Mutual Funds			12,655,965
	COLLECTIVE INVESTMENT FUNDS:
	TD AMERITRADE Trust Company	Sunrise Retirement Diversified Equity Fund	**	42,617
	TD AMERITRADE Trust Company	Sunrise Retirement Diversified Equity With Income Fund	**	80,718
	TD AMERITRADE Trust Company	Sunrise Retirement Balanced Equity Fund	**	191,247
	TD AMERITRADE Trust Company	Sunrise Retirement Balanced Fund	**	370,986
	TD AMERITRADE Trust Company	Sunrise Retirement Diversified Income Fund	**	241,646
	TD AMERITRADE Trust Company	Sunrise Retirement Income Fund	**	4,825
	TD AMERITRADE Trust Company	Sunrise Retirement Capital Preservation Fund	**	27,620
	Total Collective Investment Funds			959,659
	STABLE VALUE FUND:
	SEI Trust Co.	Stable Asset Fund	**	8,840,248
	Galliard Capital Management, Inc.	Wells Fargo Stable Value Class C Fund		1,044,213
	EMPLOYER STOCK FUND:
*	Dime Community Bancshares, Inc.	Employer Common Stock Fund	**	7,941,477
	PARTICIPANT LOANS
*		Participant Loans Receivable (115 loans with interest rates ranging from 4.25% to 9.25%)	**	619,507
		TOTAL		$32,061,069
*           Party-in-interest.
**        Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated:  June 27, 2011                                                     /s/ VINCENT F. PALAGIANO
     Vincent F. Palagiano
     Chairman of the Board and Chief Executive Officer

Dated:  June 27, 2011                                                   /s/ KENNETH J. MAHON
    Kenneth J. Mahon
    First Executive Vice President and Chief Financial Officer